EXHIBIT 3
                                                              ---------

                                              May 1, 2006




ARAMARK Corporation
Board of Directors
ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

Ladies and Gentlemen:

     I am, together with funds managed by GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (the "Sponsors"), pleased to propose to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of Class A Common Stock and Class B Common Stock of ARAMARK Corporation (the "Company"). Our proposal would provide a substantial premium for all of the Company's public stockholders.

     I would participate by making a significant investment in the transaction and I expect that we would provide members of the Company's senior management team with the opportunity to participate in the transaction as well. I would continue as chairman and CEO following the transaction, and would expect that our senior leadership team would continue to lead the Company into the future with me.

     The transaction would be financed through a combination of (1) equity from investment funds managed by the four Sponsors and equity investments by myself and members of our senior management team, and (2) approximately $6.25 billion of debt financing to be arranged by Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities, Inc. We have received a "highly confident" letter from these institutions stating that they are highly confident of raising the approximately $6.25 billion of debt financing necessary to complete the transaction. A copy of this letter is enclosed for your interest.

     We anticipate that you will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the "Special Committee") to consider our proposal. To facilitate that review, we intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed merger agreement that we would be prepared to enter into. We are prepared to move very quickly to finalize the definitive transaction and related documents.

     Of course, no binding obligation on the part of the undersigned or the Company shall arise with respect to the proposal or any transaction unless and until a definitive merger agreement satisfactory to us and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.


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     We look forward to discussing our proposal with you further in the near future.

                                              Very truly yours,

                                              /s/ Joseph Neubauer
                                              ----------------------------------
                                              Joseph Neubauer

GS Capital Partners

By:  /s/ Sanjeev K. Mehra
     ---------------------------------------
     Name:  Sanjeev K. Mehra
     Title: Managing Director

J.P. Morgan Partners, LLC

By:  /s/ Stephen P. Murray
     ---------------------------------------
     Name:  Stephen P. Murray
     Title: Managing Director

Thomas H. Lee Partners, L.P.

By:  /s/ Todd M. Abbrecht
     ---------------------------------------
     Name:  Todd M. Abbrecht
     Title: Managing Director

Warburg Pincus LLC

By:  /s/ Kewsong Lee
     ---------------------------------------
     Name:  Kewsong Lee
     Title: Managing Director